                    Filed by Adaptive Broadband Corporation
             pursuant to Rule 425 under the Securities Act of 1933
                   and deemed filed pursuant to Rule 14a-12
                    of the Securities Exchange Act of 1934

               Subject Company:  Adaptive Broadband Corporation
                          Registration No. 333-51142

A Conversation with Dan Scharre, President and Chief Operating Officer of Adaptive Broadband, about the Adaptive Broadband / Western Multiplex Merger*
         ------------------------------------------
Adaptive Broadband President and COO Dan Scharre recently spoke about the proposed merger of Adaptive Broadband and Western Multiplex, which was announced on November 13. In the conversation, Mr. Scharre -- who is slated to become the combined company's President and COO following completion of the merger -- focused on merger-related topics of particular interest to Adaptive Broadband's shareholders. The following is an edited transcript of the conversation.

     Dan, what are some of the key reasons why you believe this deal is good for Adaptive Broadband shareholders?

     For one thing, we'll be in a much better position to respond to our customers' requests for an integrated wireless broadband system, one that includes both point-to-point products, in which Western Multiplex excels, and also point-to-multipoint products, in which we're a leader. This is where the marketplace is going and that's where we need to be.

     The merger also will provide us with a large number of new sales channels. Western Multiplex has historically focused on selling their products to VARs -- value-added resellers. They have 120 VAR customers today, who provide hundreds or thousands of "feet on the street," so to speak, so that Western Multiplex itself doesn't have to sell individually to each and every service provider.

     By contrast, while we've targeted VARs as an important new customer segment, Adaptive Broadband currently has only one VAR relationship. So on day one following the merger, we will multiply the number of resellers we have by a factor of 120!

     How do you currently sell your product?

     We sell directly to customers, with about a dozen direct sales people. Western Multiplex also has a direct sales force, which is even larger than ours. So following the merger, the combined company will have a lot of direct sales horsepower.

     What's another key reason why Adaptive Broadband shareholders should like this deal?

     In addition to bringing new VAR relationships and new direct sales people, Western Multiplex also brings a whole new market segment for us to sell our products into.

     Right now, we sell our products to ISPs (Internet Service Providers), and to CLECs --Competitive Local Exchange Carriers. They, in turn, sell Internet or data services to end customers.

     Western Multiplex also sells its point-to-point products to the enterprise and campus market segment -- large corporations, business parks, and universities, for instance -- which have small private networks that are perfect for our point-to-multipoint products. The enterprise/campus market is an opportunity that we at Adaptive Broadband have identified but not yet addressed. So again, on day one following the merger, we'll not only have a large group of additional VARs and sales people, but a whole new enterprise/campus customer set that we can sell to.

     Couldn't you simply sell to those enterprises and campuses yourselves? Why does it make sense to team up with Western Multiplex to help you do it?

     Because of the time and expense of doing so on our own. Given the limited size of our sales force today, there's only so much we can do. Of course, we could build up the sales force to address the enterprise/campus market, but that would take a lot of time and money -- and would take away resources from building up the sales force for our very important Last Mile Access market segment of the ISPs and the CLECs.

     From what you're saying, it sounds like time-to-market is critical.

     Absolutely. Given enough money, time and resources, we could do anything. But particularly in telecommunications and high-tech, getting to market today
                                                                        -----
enables you to be the market leader, to be successful.   To stand still, or even
just be a little slow in responding to change, is to court disaster in this industry.

     It sounds like what you've got is a window of opportunity. Just how big is that opportunity?

     Like all the markets we're addressing, the enterprise/campus segment of the wireless broadband market is still relatively small but growing significantly.

     What are some other reasons why this deal makes sense for Adaptive Broadband shareholders?

     One is that the broadened product lines and greater financial resources of the combined company will reduce our exposure to both the risks normally associated with new product introductions, and the risk of participating in the high-growth but still emerging broadband communications market.

     Today, Adaptive Broadband essentially has a single product line and is operating in only one market segment. We depend to a considerable extent on the financial condition of our customer base, which is the CLECs and the ISPs.
After the merger, we will have a much broader combined product base and will be addressing not one but several market segments: the last mile access segment we've got now, as well as the enterprise and campus network segment and the mobile cellular provider business, in both of which Western Multiplex has a strong presence.

     Dan, one of the risks associated with any merger is integration risk. How confident are you that the integration of the two companies will go smoothly?

     Very confident, for three reasons. First of all, the respective skills of the management on both sides are very complementary. I've already mentioned that Western Multiplex has a very strong sales organization and sales management. Both companies have strong engineering management and engineering capabilities, but because we are both dealing with different kinds of product lines, there should be few of the sorts of issues that sometimes come up in mergers, such as which organization gets to "run the show," or whose job stays and whose goes.

     A second reason is that Western Multiplex's headquarters are approximately 100 yards away from us here in Sunnyvale; in fact, they're literally right across the street. That, too, will considerably lessen any integration risk. We can and do walk across the street and talk about how to do things.

     The third reason, which is always critical in mergers, is our corporate cultures. I've spent a lot of time talking to the folks at Western Multiplex, visiting with their engineers, seeing how they do business, seeing how committed they are to meeting customer needs, talking about technological trends and the like, and there are a lot of similarities. So I think this will be a very smooth and seamless integration.

     Who will manage the new company?

     When you're competing, as we do, with such companies as Cisco, Lucent, and Alcatel, the more management horsepower you've got, the better. And we'll have a very experienced and successful management team. It will be headed by Jonathan Zakin, who is best known for building modem maker U.S. Robotics from $18 million in revenue in 1987 to more than $3 billion in 1998, and for overseeing the sale of U.S. Robotics to 3Com Corporation for more than $8 billion after that. Jon has also done a great job as Chairman and CEO of Western Multiplex. I'm looking forward to working with him as his President and COO after the merger, and we'll have a great management team in which both companies will be well-represented.

     Great.  What's another reason why your shareholders should like the deal?

     To get products developed and get them quickly to market, you need engineers. We've got nearly one hundred qualified engineers, primarily located at our R&D facility in Cambridge, England. They've been doing an excellent job in coming up with new products based on our core technology and in continuing to improve the products we already have. But to take advantage of all the technological, product and market opportunities we've identified, we need a lot more people like them. And Western Multiplex has them -- including a number of engineers who have been working to develop a point-to-multipoint product for Western Multiplex, some of whom can be redeployed following the merger to work on our own point-to-multipoint products -- saving us a considerable amount of time compared to what we could do on our own.

     What are some of the products or product categories that the combined company's engineers will be able to focus on? I understand, for example, that an integrated Wireless Access Concentrator, or WAC, is something you'd like to develop.

     Right. Nobody currently has such a product, which would provide our customers with a single end-to-end integrated, seamless solution that will go all the way from the central office or the Internet network cloud to the end customer premise equipment, instead of having to mix and match products and technologies from different vendors. So by developing the WAC and integrating our network management systems in a single, seamless, integrated solution, we will be able to offer our customers one-stop shopping, a single seamless solution, and do so sooner than could otherwise be possible.

     How about your financial strength as a result of this transaction? Will that be enhanced?

     Yes. Western Multiplex's revenues for the most recent quarter are up 153 percent compared to the same quarter a year ago. Moreover, it's a profitable company. As for the combined company, we expect its cash position at inception to be about $150 million, with no long-term debt. We expect its revenues in calendar 2000 to exceed $300 million. And we expect the financial strength of the combined enterprise to be a real competitive advantage. It should also put us in a good position to deal with the ups and the downs in the marketplace.

     Both companies' stocks are currently a good deal lower now than they were before the transaction was announced on November 13th. Does that concern you?

     We generally don't comment on market activity. I would note, however, that while stock prices for all companies move up and down, the strategic, operational and financial reasons for this deal have not changed, and we continue to firmly believe that this transaction makes tremendous sense for the shareholders, customers and other constituents of both companies.

     Sounds good to me.  Dan, thanks very much.

*This transcript includes forward-looking information and statements that are subject to risks and uncertainties that could cause actual results to differ materially. These statements are often identified by words such as "expect," "anticipated" and "intend." Statements regarding the expected completion of the transaction are subject to the risk that the closing conditions will not be satisfied, including the risk that regulatory approvals will not be obtained or that the stockholders of Western Multiplex or Adaptive Broadband will not approve the merger and that the merger will not be consummated. Statements regarding the expected benefits of the transaction are subject to the following risks: that expected synergies will not be achieved; that that businesses will not be integrated successfully; that merger costs will be greater than expected; the inability to identify, develop and achieve success for new products, services and technologies; increased competition and its effect on the company's pricing and need for marketing; disruption from the merger making it more difficult to maintain relationships with customers, employees or suppliers; the inability to establish or renew relationships with advertising, marketing, technology, and product or component providers or suppliers; and to the general risks associated with the companies' businesses. For additional risks relating to the proposed merger and risks relating to the combined company see the Registration Statement on Form S-4 (Registration No. 333-51142) filed with the Securities and Exchange Commission on December 1, 2000. For risks about Western Multiplex's business; see its Form S-1 filed on July 20, 2000 and subsequent Forms 10-Q and 8-K, and for risks about Adaptive Broadband's business, see its Form 10-K for the year ended June 30, 2000 and subsequent Forms 10-Q and 8-K, as well as its other SEC filings.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Western Multiplex and Adaptive Broadband will mail the joint proxy statement prospectus to their respective stockholders prior to the special meeting of stockholders. The joint proxy statement/prospectus will also be filed with the Securities and Exchange Commission by Western Multiplex and Adaptive Broadband. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by Western Multiplex and Adaptive Broadband at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from the parties.

In addition to the joint proxy statement/prospectus, Western Multiplex and Adaptive Broadband file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by Western Multiplex and Adaptive Broadband at the Securities and Exchange Commission public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Western Multiplex's and Adaptive Broadband's filings with the Commission are also available to the public from commercial document-retrieval services and at the website maintained by the Commission at http://www.sec.gov.

Western Multiplex, Adaptive Broadband and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the security holders of Western Multiplex and Adaptive Broadband in favor of the merger. Investors and security holders of Western Multiplex and Adaptive Broadband may obtain additional information regarding the interests of the foregoing people by reading the Registration Statement on Form S-4 (Registration No. 333-51142) filed with the Securities and Exchange on December 1, 2000 and the joint proxy statement/prospectus when it becomes available.